NO ACT

PE
12-29-09



DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4561



10010655

February 22, 2010



Act: 1934
Section:
Rule: 14a-8
Public
Availability: 02-22-2010

Glen P. Garrison
Keller Rohrback L.L.P.
1201 Third Avenue
Suite 3200
Seattle, WA 98101-3052

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

Dear Mr. Garrison:

This is in response to your letter dated December 29, 2009 concerning the shareholder proposal submitted to Cascade Financial by Charles Mertel. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Heather L. Maples
Senior Special Counsel

Enclosures

cc: Charles Mertel

*** FISMA & OMB Memorandum M-07-16 ***

February 22, 2010

**Response of the Office of Chief Counsel**
**<u>Division of Corporation Finance</u>**

Re: Cascade Financial Corporation
Incoming letter dated December 29, 2009

The proposal requests that the board of directors immediately adopt a compensation policy that requires a 25% reduction in base salary for employees earning more than $150,000 annually until the bank redeems the preferred stock issued to the U.S. Treasury under the government's Troubled Asset Relief Program and quarterly dividends to holders of common stock are declared and paid.

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Cascade Financial may exclude the proposal under rule 14a-8(i)(9). Accordingly, we do not believe that Cascade Financial may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(9).

Sincerely,

Matt S. McNair
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

LAW OFFICES OF

# KELLER ROHRBACK L.L.P.

LAURIE B. ASHTON ① ⑤ ❹ ❻ ❼
IAN S. BIRK
JAMES A. BLOOM ① ❻ ❼
STEPHEN R. BOATWRIGHT ① ❻ ❼
KAREN E. BOXX ❻
GRETCHEN FREEMAN CAPPIO
JASON P. CHUKAS
T. DAVID COPLEY ③
ALICIA M. CORBETT ① ❻ ❼
CLAIRE CORDON ❼
SHANE P. CRAMER ③
ROB J. CRICHTON ❶
CHLOETHIEL W. DEWEESE
MAUREEN M. FALECKI ④
JULI FARRIS ④ ❹
RAYMOND J. FARROW
ERIC J. FIERRO ① ❻ ❼
GLEN P. GARRISON ⑥
LAURA R. GERBER
GARY A. GOTTO ① ❻ ❼
MARK A. GRIFFIN
GARY D. GREENWALD ① ❹ ❻ ❼
AMY N.L. HANSON ❻
IRENE M. HECHT
SCOTT C. HENDERSON
AMY E. HUGHES
SARAH H. KIMBERLY
RON KILGARD ① ❹ ❻ ❼
DAVID J. KO
BENJAMIN J. LANTZ
HEIDI LANTZ
CARI CAMPEN LAUFENBERG
ELIZABETH A. LELAND
TANA LIN ⑦ ⑨ ❹
DEREK W. LOESER
JOHN MELLEN ⑦
GRETCHEN S. OBRIST
ROBERT S. OVER ⑧ ❹
AMY PHILLIPS
DAVID S. PREMINGER ⑩ ❻
ERIN M. RILEY ❺
ISAAC RUIZ
DAVID J. RUSSELL
MARK D. SAMSON ① ❹ ❻ ❼
LYNN LINCOLN SARKO ❹ ❺
WILLIAM C. SMART
THOMAS A. STERKEN
KARIN B. SWOPE
HAVILA C. UNREIN
LAURENCE R. WEATHERLY
MARGARET E. WETHERALD ❷
JULIE L. WILCHINS
AMY WILLIAMS-DERRY
MICHAEL WOERNER
BENSON D. WONG
DIANA M. ZOTTMAN

① ADMITTED IN ARIZONA
② ADMITTED IN CALIFORNIA
③ ALSO ADMITTED IN ARIZONA
④ ALSO ADMITTED IN CALIFORNIA
⑤ ALSO ADMITTED IN COLORADO
⑥ ALSO ADMITTED IN IDAHO
⑦ ALSO ADMITTED IN ILLINOIS
⑧ ALSO ADMITTED IN MARYLAND
⑨ ALSO ADMITTED IN MICHIGAN
⑩ ADMITTED IN NEW YORK
❶ ALSO ADMITTED IN NEW YORK
❷ ALSO ADMITTED IN OREGON
❸ ALSO ADMITTED IN OHIO
❹ ALSO ADMITTED IN WASHINGTON, D.C
❺ ALSO ADMITTED IN WISCONSIN
❻ NOT ADMITTED IN WASHINGTON
❼ OF COUNSEL

December 29, 2009

**VIA EMAIL (SHAREHOLDERPROPOSALS@SEC.GOV)**

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

***Re: Cascade Financial Corporation/Shareholder Proposal submitted by Charles Mertel***

Ladies and Gentlemen:

This letter and the enclosed materials are submitted on behalf of Cascade Financial Corporation (the "Company") in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934. The Company received a shareholder proposal (the "Proposal") from shareholder Charles Mertel (the "Proponent") for inclusion in the Company's proxy materials for its Annual Shareholder's Meeting to be held in April 2010 (the "Proxy Materials"). By this letter, the Company respectfully requests that the staff of the Division of Corporate Finance (the "Staff") confirm that they will not recommend enforcement action to the Securities & Exchange Commission (the "Commission") if the Company excludes the Proposal from the Proxy Materials for the reasons discussed below.

Pursuant to Rule 14a-8(j), we have:

- Filed this letter with the Commission no later than eighty (80) days before the Company intends to file its definitive Proxy Materials for the Company's Annual Meeting to be held in April 2010; and

- Concurrently sent copies of this correspondence to the Proponent.

■ KELLER ROHRBACK L.L.P. 1201 THIRD AVENUE, SUITE 3200, SEATTLE, WASHINGTON 98101-3052, TELEPHONE: (206) 623-1900, FAX: (206) 623-3384 ■
KELLER ROHRBACK L.L.P. 770 BROADWAY, 2ND FLOOR, NEW YORK, NEW YORK 10003, TELEPHONE: (646) 495-6198, FAX: (646) 495-6197
KELLER ROHRBACK P.L.C. 3101 NORTH CENTRAL AVENUE, SUITE 1400, PHOENIX, ARIZONA 85012, TELEPHONE: (602) 248-0088, FAX: (602) 248-2822
WWW. KELLERROHRBACK.COM

## Proposal

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a compensation policy that requires a 25% reduction in base salary for employees earning more than $150,000 annually, except to the extent required by existing employment agreements, until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under [the] government's Troubled Assets Relief Program (TARP); and b) quarterly dividends to holders of common stock are declared and paid.

A copy of the Proposal is attached as Exhibit A.

## Bases for Exclusion

We believe that the Proposal may be properly excluded from the Proxy Materials pursuant to:

- Rule 14a-8(i)(3) which allows a company to exclude a proposal if it is contrary to the proxy rules because it is vague and indefinite; and
- Rule 14a-8(i)(9) which allows a company to exclude a proposal if it conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting.

## Rule 14a-8(i)(3): Vague and Indefinite

Under Rule 14a-8(i)(3), a company may omit a proposal if the proposal is contrary to proxy rules. One such proxy rule is Rule 14a-9 which prohibits, in part, the inclusion in proxy materials of any misleading statement. The Staff has often indicated that vague and indefinite proposals are "misleading" and contrary to Rule 14a-9 and can therefore be omitted. *See PG&E Corporation* (Mar. 5, 2009)(allowing the company to omit the proposal under Rule 14a-8(i)(3) because the proposal was impermissibly vague and could mislead shareholders). The Staff has also permitted companies to exclude impermissibly vague proposals because the proposals failed to define key terms and were subject to multiple interpretations. *See Bank of America* (Feb. 25, 2008)(allowing the company to exclude a proposal because it was vague and indefinite due to a lack of definition of key terms which were subject to multiple interpretations and which provided insufficient guidance to allow the Company to implement the proposal); *Wendy's International Inc.* (Feb. 24, 2006)(allowing Wendy's to omit a proposal that was vague and indefinite because it failed to define key terms and the intent of the proposal was vague and indefinite).

The Company should be permitted to omit the Proposal because it fails to define "base salary" and because the supporting statement is misleading. For example, does base salary include such benefits as health and life insurance, vacation time, and other benefits associated with employment at the Company? Secondly, the supporting statement may confuse shareholders into believing that this proposal is binding. The Proposal itself is clearly a precatory proposal as it "requests" the Board to adopt a policy. Yet, in the supporting statement the language explains that the shareholders must "demand" raises be suspended. This contrast will likely be misleading to shareholders.

**Rule 14a-8(i)(9): Conflicts with the Company's Proposal**

Pursuant to Rule 14a-8(i)(9), a company may omit a proposal from the proxy materials if the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting. The Commission has expressed its view that this exclusion does not require that proposals be "identical in scope or focus". See Exchange Act Release No. 34-40018 (May 21, 1998, n. 27). The Staff has consistently found that when a shareholder's proposal and a company proposal offer two alternative and conflicting decisions for shareholders, the company may exclude the shareholder proposal—even when the proposals are not identical. *See H.J. Heinz Company* (May 29, 2009)(allowing Heinz to omit a shareholder resolution under Rule 14a-8(i)(9) because the company's and shareholder's proposals presented alternative and conflicting decisions for shareholders and submitting both proposals to a vote could provide inconsistent and ambiguous results); *Best Buy Co. Inc.* (Apr. 17, 2009)(allowing Best Buy to omit a shareholder resolution for simple majority voting when the Company's proposal was to reduce supermajority provisions from eighty to sixty-six and two-thirds percent); *H.J. Heinz Company* (Apr. 23, 2007)(allowing Heinz to omit a shareholder resolution for simple majority voting when the Company proposal was to reduce supermajority provisions from eighty to sixty percent); *EMC Corporation* (Feb. 24, 2009)(allowing EMC to omit a shareholder proposal which sought to amend the bylaws to allow 10% of outstanding common stock holders to call a special meeting when the company was planning to submit a proposal to allow 40% of the outstanding common stockholders to call a special meeting); *International Paper Company* (Mar. 17, 2009)(finding the company's proposal to allow 40% of the shareholders to call a special meeting, and the shareholder's proposal to allow 10% of the shareholders to call a special meeting in conflict and allowing the company to omit the shareholder resolution).

In *Gyrodyne Company of America Inc.* (Oct. 31, 2005), the Staff allowed the company to omit a shareholder proposal to amend the bylaws to allow 15% of shareholders to call a special meeting because it conflicted with the company's proposal to allow 30% of shareholders to call a special meeting. The Staff's response explained that the company had made three important representations in leading to the Staff's conclusion: 1) The company had noted that a conflict was present, 2) the company explained the conflicting terms and conditions and, 3) the company explained that the resolutions presented alternate and conflicting decisions and that if both proposals are presented, it could provide inconsistent and ambiguous results.

The Staff has also allowed companies to omit shareholder proposals even when the shareholder could devise ways the two proposals could be consistent. In *Osteotech, Inc.* (Apr. 24, 2000), the Staff allowed the company to omit a shareholder's resolution which proposed limitations on certain officers or directors who had purchased stock options in the previous year because it conflicted with the stock option plan the company was placing in the proxy materials for shareholder approval. The company's plan allowed the board to make recommendations as to who could receive options, and the plan was open to all officers and directors. The shareholder argued that because the proposal was only precatory, the board could simply consider how shareholders had voted when the board made its decision. Despite the shareholder's attempt to harmonize the two proposals, the Staff allowed the company to omit the resolution pursuant to Rule 14a-8(i)(9) because the voting on both proposals could provide inconsistent and ambiguous results.

Additionally, the Staff has explained that Proxy Materials cannot instruct shareholders to vote for only one of the two proposals because of the distinct possibility that shareholders will inadvertently vote for both. *Gyrodyne Company of America Inc.* (Oct. 31, 2005); *Fitchburg Gas and Electric Light* (July 30, 1991)(allowing a company to omit a shareholder's proposal which was inconsistent with a company proposal despite the shareholder's opinion that the proxy materials could be drafted to advise shareholders to only vote for one proposal).

The Company should be allowed to omit the Proposal because it conflicts with the Company's own proposal required under law. On November 21, 2008, the U.S. Government invested in the Company under the Capital Purchase Program ("CPP") as part of the Troubled Asset Relief Program. Under CPP, the Company is subject to the regulations under the Department of Treasury in 31 CFR Part 30. Section 30.13 requires the Company to submit a shareholder vote on executive compensation:

> 31 CFR § 30.13 Q–13: What actions are necessary for a TARP recipient to comply with section 111(e) of EESA (the shareholder resolution on executive compensation requirement)?
>
> (a) *General rule.* As provided in section 111(e) of EESA, any proxy or consent or authorization for an annual or other meeting of the shareholders of any TARP recipient that occurs during the TARP period must permit a separate shareholder vote to approve the compensation of executives, as required to be disclosed pursuant to the Federal securities laws (including the compensation discussion and analysis, the compensation tables, and any related material). To meet this standard, a TARP recipient must comply with any rules, regulations, or guidance promulgated by the SEC.

Pursuant to the rules and regulations promulgated by the SEC, the Company includes in its Compensation Discussion and Analysis the salaries of the five most highly compensated individuals of the Company. Therefore, pursuant to 31 CFR Part 30.13, the Company is required by the Treasury to include a non-binding vote approving or disapproving the salary, which will include the five most highly compensated employees at the Company. These are the only five employees who currently have a base salary over $150,000, which the Company is required by law to include in its proposal.

The Company's required proposal under the CPP conflicts with the Proponent's Proposal because both relate to compensation of the five most highly compensated individuals and the potential exists for alternate and conflicting decisions. For example, if the shareholders approve both resolutions, then the Company will have inconsistent results which cannot be simultaneously followed, i.e., the Company cannot affirm the current pay to its top five executives while simultaneously cutting their pay by 25%. As explained above, the Company cannot request the shareholders to vote on only one proposal. *See above Gyrodyne* (Aug. 26, 2005). Therefore, because of this conflict, the Company should be permitted to exclude the Proposal.

**Conclusion**

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its Proxy Materials for the Annual Meeting to be held in 2010. Should you need any additional information, we would be happy to provide it for you. Please do not hesitate to contact me at (206) 224-7573 or ggarrison@kellerrohrback.com.

Very truly yours,



Glen P. Garrison

GPG/aeh
Attachment
cc: Charles Mertel (via U.S. Mail)
Carol K. Nelson (via email)

## EXHIBIT A
### THE PROPOSAL, COVER LETTER AND ADDRESS OF SHAREHOLDER PROPONENT

[See next page.]

November 3, 2009

**Cascade Financial Corporation**
**2828 Colby Ave.**
**Everett, WA 98201**

In accordance with SEC Rule 14a-8, the undersigned shareholder hereby submits the following proposal and supporting statement for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation.

**Proposal**

RESOLVED, that the shareholders of Cascade Financial Corporation (the "Bank") hereby request that the Board of Directors immediately adopt a compensation policy that requires a 25% reduction in base salary for employees earning more than $150,000 annually, except to the extent required by existing employment agreements, until: a) the Bank redeems the preferred stock issued to the U.S. Treasury under government's Troubled Assets Relief Program (TARP); and b) quarterly dividends to holders of common stock are declared and paid.

**Supporting Statement for Proposal**

Since mid-2008 the Bank's financial performance has been unacceptable, with millions of dollars of losses from bad investments and bad loans. Specifically, the Bank reported a $17.3 million loss on preferred shares of FNMA (Fannie Mae) and FHLMC (Freddie Mac) in the third quarter of 2008 and over $27 million in net loan charge offs in the first three quarters of 2009. Dividends to shareholders were eliminated in 2009 and the market price of the Bank's common stock traded near historic lows for much of 2009. Additionally, as disclosed in its third quarter 2009 SEC filings, the Bank is under FDIC scrutiny and has received notice that it will be subject to a corrective action program. The FDIC's concerns include liquidity, and the Bank has been instructed to take steps to preserve capital. However, even with this poor performance the Bank's highest paid employees continue to receive generous pay packages. The shareholders should demand that the Board make highly paid employees accountable for their underperformance, at least until the Bank returns to financial health. Your vote for this proposal will help to protect your investment and will benefit all of the Bank's shareholders.

**Certification**

The undersigned hereby certifies that he has continuously owned at least $2,000 worth of the Bank's common stock for more than one year. The undersigned further certifies that he intends to continue holding such stock through the date of the Bank's 2010 Annual Meeting of Shareholders, that he or his authorized representative will appear at the meeting to present this proposal, and that in all other respects the undersigned is qualified to make this proposal.

Sincerely,



Charles Mertel

*** FISMA & OMB Memorandum M-07-16 ***

November 4, 2009

Cascade Financial Corporation
2828 Colby Ave
Everett WA 98201

Pursuant to SEC Rule 14a-8 several shareholders have decided to submit proposals for inclusion in the proxy materials for the 2010 Annual Meeting of Shareholders of Cascade Financial Corporation. This letter confirms that today I personally delivered proposals on behalf of the following shareholders:

FRANK MC CORD
THOMAS RAINVILLE
THOMAS ECKSTROM
CHARLES MERTEL

Sincerely,



Frank McCord

**Shareholder Proponent:**
Charles Mertel

*** FISMA & OMB Memorandum M-07-16 ***